Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 11 DATED MARCH 23, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Minor Assets Acquired – March 23, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
N22	Washington, DC	Single-family home	02/23/2018	$546,903
H71	Washington, DC	Single-family home	02/26/2018	$520,021
447	Washington, DC	Single-family home	03/09/2018	$516,941

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – N22 - Controlled Subsidiary

On February 23, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – N22 - Controlled Subsidiary”), for an initial purchase price of $546,903 which is the initial stated value of our equity interest in the Fundrise eFUND – N22 - Controlled Subsidiary (the “N22 Investment”). The Fundrise eFUND – N22 - Controlled Subsidiary used the proceeds to acquire an existing four-bedroom, one-bathroom, 1,140 square foot home located in the Brookland neighborhood of Washington, DC (the “N22 Property”). The closing of both the N22 Investment and the N22 Property occurred concurrently.

The Fundrise eFUND - N22 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the N22 Investment (the “N22 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - N22 - Controlled Subsidiary, including the N22 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the N22 Investment, paid directly by the Fundrise eFUND - N22 - Controlled Subsidiary.

In addition to the purchase price of $546,903, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the N22 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The N22 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brookland neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brookland submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – H71 - Controlled Subsidiary

On February 26, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H71 - Controlled Subsidiary”), for an initial purchase price of $520,021 which is the initial stated value of our equity interest in the Fundrise eFUND – H71 - Controlled Subsidiary (the “H71 Investment”). The Fundrise eFUND – H71 - Controlled Subsidiary used the proceeds to acquire an existing five-bedroom, two-bathroom, 1,284 square foot home located in the Brookland neighborhood of Washington, DC (the “H71 Property”). The closing of both the H71 Investment and the H71 Property occurred concurrently.

The Fundrise eFUND - H71 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the H71 Investment (the “H71 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - H71 - Controlled Subsidiary, including the H71 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the H71 Investment, paid directly by the Fundrise eFUND - H71 - Controlled Subsidiary.

In addition to the purchase price of $520,021, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the H71 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The H71 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brookland neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brookland submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 447 - Controlled Subsidiary

On March 9, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 447 - Controlled Subsidiary”), for an initial purchase price of $516,941 which is the initial stated value of our equity interest in the Fundrise eFUND – 447 - Controlled Subsidiary (the “447 Investment”). The Fundrise eFUND – 447 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, one and a half bathroom, 1,112 square foot home located in the Brightwood neighborhood of Washington, DC (the “447 Property”). The closing of both the 447 Investment and the 447 Property occurred concurrently.

The Fundrise eFUND - 447 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 447 Investment (the “447 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 447 - Controlled Subsidiary, including the 447 Property. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 447 Investment, paid directly by the Fundrise eFUND - 447 - Controlled Subsidiary.

In addition to the purchase price of $516,941, we anticipate additional hard costs of approximately $5,000 for the planned renovation intended to make the 447 Property tenantable. The business plan then entails renting the property for seven to ten years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 447 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The Brightwood neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the Brightwood submarket a desirable investment location.